SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                14 February 2003


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 14 February 2003 re: 2002 Results


Item No. 1

                              Lloyds TSB Group plc



                                  2002 Results


                            PRESENTATION OF RESULTS



During 2002 the Group implemented a number of changes in accounting policies following the issue of new accounting standards and guidelines: Urgent Issues Task Force Abstract 33 - Obligations in Capital Instruments, FRS 17 - Retirement Benefits, FRS 19 - Deferred Tax, and detailed guidance from the Association of British Insurers (ABI) for best practice in the preparation of results using the achieved profits method of accounting. In accordance with the requirements of accounting standards, the Group has restated comparative figures to reflect these changes (page 44, note 1).



In order to provide a clearer representation of the underlying performance, the results of the Group's life and pensions business include investment earnings calculated using longer-term investment rates of return and annual management charges based on unsmoothed fund values (page 48, note 5). The difference between the normalised investment earnings and the actual return ("the investment variance") together with the impact of changes in the economic assumptions used in the embedded value calculation (page 49, note 6) have been separately analysed and a reconciliation to the Group's profit before tax is given on page 15.




                                      CONTENTS


                                                                                                                 Page
Performance highlights and Chairman's comments                                                                      1
Group Chief Executive's statement                                                                                   2
Summary of results                                                                                                  6
Review of financial performance                                                                                     7
Consolidated profit and loss account                                                                               11
Consolidated balance sheet                                                                                         12
Other statements                                                                                                   13
Consolidated cash flow statement                                                                                   14
Profit before tax by main businesses                                                                               15
Performance by sector                                                                                              17
Income                                                                                                             32
Operating expenses                                                                                                 37
Number of employees                                                                                                39
Credit quality                                                                                                     40
Capital ratios                                                                                                     42
Balance sheet information                                                                                          43
Notes                                                                                                              44
Contacts for further information                                                                                   52





                             FORWARD LOOKING STATEMENTS



This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.





LLOYDS TSB GROUP 2002 RESULTS



                              PERFORMANCE HIGHLIGHTS



Results

*          Total income decreased by GBP11 million to GBP8,878 million.

*          Operating expenses increased by 3 per cent to GBP4,915 million.

*          Trading surplus decreased by 4 per cent to GBP3,963 million.

*          Profit before tax decreased by GBP554 million to GBP2,607 million.
           Excluding changes in economic assumptions and investment variance, profit before tax decreased by GBP516 million, or 13 per cent, to GBP3,504 million.

* Profit attributable to shareholders decreased by 20 per cent to GBP1,781 million.

*          Earnings per share decreased by 21 per cent to 32.0p.

*          Economic profit decreased by 27 per cent to GBP821 million.

*          Post-tax return on average shareholders' equity 16.7 per cent.
           Excluding changes in economic assumptions and investment variance, post-tax return on average shareholders' equity was 23.0 per cent.

*          Total capital ratio 9.6 per cent, tier 1 capital ratio 7.8 per cent.

* Final dividend of 23.5p per share, making a total of 34.2p for the year, an increase of 1.5 per cent.

Achievements in 2002 include:

* Total income, adjusted for investment variance, acquisitions and other specified items, increased by 2 per cent to GBP9,484 million (page 50, note 8).

* Operating expenses, excluding the impact of acquisitions and the netting of operating lease depreciation, were flat at GBP4,580 million (page 50, note 8).

* Customer lending grew by 9 per cent to GBP134.5 billion and customer deposits increased by 7 per cent to GBP116.3 billion.

* Significant repositioning of UK Retail Banking to support customer franchise development and growth.

* Improved market share in many key product areas, including personal lending, credit cards, life, pensions and long-term savings and, in the fourth quarter of 2002, mortgages.

Commenting on the results Lloyds TSB Group chairman, Maarten van den Bergh said:-

"Against a background of significant stockmarket turbulence and uncertainty in global economies, Lloyds TSB has produced a satisfactory underlying performance despite the reduction in Group profits. The Group's core businesses continued to perform well with good customer lending and deposit growth, and some strong market share gains, accompanied by rigorous cost control."

LLOYDS TSB GROUP



                      GROUP CHIEF EXECUTIVE'S STATEMENT



The trading environment of 2002 has been a substantial challenge for both the financial services industry and, within it, Lloyds TSB. In order to prosper in such a challenging environment it remains essential that the Lloyds TSB Group has in place a clearly defined strategy. To this end we remain committed to maximising shareholder value over time through leveraging world class leadership and management of our people to achieve our three strategic aims. We have made progress in a number of areas.



The year has been characterised by some encouraging features but also by a number of issues which have adversely affected the profit and loss account. The encouraging side of the story is the growth in market share in personal loans, credit cards, general insurance, and life and pensions, and the fact that we sold more products to more people than we have ever done before, with a record net increase in products of 1.6 million compared with 1.3 million last year.
Our improved cross-selling ratio of 2.5 products per customer remains industry leading. Customer lending increased by 9 per cent and customer deposits increased by 7 per cent. Our efficiency programme delivered benefits in 2002 in line with our forecasts resulting in a significant improvement in our underlying efficiency. Excluding the impact of acquisitions and operating lease depreciation, operating costs were flat in comparison with 2001, and there was a reduction in our headcount of over 4,000. At the same time we have continued to invest heavily in improving our service to customers.



All these factors augur well for future sustainable growth. However, we have also had to absorb a number of significant hits to our profit and loss account. During the year we have experienced a reduction in profit of GBP952 million as a result of the adverse investment variance following the 24 per cent fall in the FT All Share Index during 2002. We have increased the Group's general provision by GBP50 million in respect of our business in Argentina and significantly increased our provisions in respect of certain US corporate customers as a result of their accounting and other irregularities. In addition, we have absorbed provisions totalling GBP205 million for redress to past purchasers of pensions and Abbey Life endowment and long-term savings products, much of which relates to policies written in the late 1980s and early 1990s. The Group has also experienced a reduction of GBP59 million in unit trust and asset management fees, largely as a result of stockmarket falls, a cost of GBP57 million to reflect the implementation of revised mortality assumptions in the Group's life businesses, and a GBP142 million reduction in income as a result of lower other finance income, following the adoption of Financial Reporting Standard 17. The overall impact of these issues meant that the Group's statutory pre-tax profits fell to GBP2,607 million from GBP3,161 million in 2001, and earnings per share fell by 21 per cent to 32.0p. Our post-tax return on equity was 16.7 per cent. Excluding changes in economic assumptions and investment variance, our post-tax return on equity was 23.0 per cent.



Within our businesses, the performance of retail banking is now benefiting from the substantial investments we have made to reposition the business for profitable growth. Product sales were at an all time high during 2002 and the Group continues to grow its current account customer franchise in the light of intense competition. Scottish Widows, in line with the rest of the life assurance industry, has experienced difficult trading conditions as a result of
the considerable fall in equity markets.   However, we believe the long-term
growth prospects for this sector of the market, and for Scottish Widows in particular, remain good. The long-term winners will be those with extensive customer franchises and distribution reach, augmented by economies of scale and strong brand power.

LLOYDS TSB GROUP



We have these in abundance. Our market leading general insurance business has continued to prosper and delivered very strong profitable growth, with pre-tax profits increasing by 16 per cent, compared with 2001.



In our wholesale markets and international banking businesses good growth has continued to be achieved in a number of our specialist businesses, although this growth has been offset by a significant increase in the level of corporate bad and doubtful debt provisions. Whilst overall credit quality continues to be robust, the Group does have a cautious outlook on a number of corporate sectors and exposures which has led to these higher levels of corporate provisioning. The economic situation in Argentina continues to be difficult and the outlook is likely to remain uncertain at least until after the new Argentine government takes office during 2003. During 2002 the Group increased its general provision for its exposure to Argentina by GBP50 million and the Group's total exposure to Argentina at the end of the year had been reduced to GBP190 million, net of provisions and charges, compared to GBP610 million a year ago.



Against the volatile background, it is essential that we are not swayed from the successful implementation of our vision and strategic aims.



As a Group we have a unifying vision whereby our first strategic aim is to be first choice for our customers because we understand and meet their needs more effectively than any of our competitors. It is a vision of a business where we truly create value for our customers; where our customers trust us enough to give us the privilege of looking after more of their business. It is a vision of a business where our staff understand the Group's strategy, understand what we are seeking to do, agree with it and know that what they do is vital to our future success. Our second strategic aim of being a leader in our chosen markets also links in to the customer. Market leaders earn higher returns and generate greater value, some of which can be passed on to the customer. Our third strategic aim of driving down day-to-day operational costs allows the Group to create headroom to invest for the future. Throughout the Group these three themes underpin the development of our businesses and in the last twelve months considerable progress has been made to meet these strategic aims and our world class aspirations.



First choice for our customers

The Group's strategy of maximising shareholder value over time can only be sustainably achieved by putting our customers at the heart of everything we do. Lloyds TSB's multi-channel banking infrastructure, including internet and telephony services, means that the Group can provide its customers with significant options in terms of both convenience and choice. The knowledge and expertise of our staff ensures that the Group provides comprehensive financial solutions to meet the needs of all of our customers. But the environment in which we work is changing rapidly as customer needs are evolving and as customers continue to seek greater value in terms of the benefits they receive from their products and services. Customers expect excellent customer service and error free operation of their banking arrangements. Those organisations that can develop a reputation for providing excellent customer service will retain existing customers and attract new ones. Over the last twelve months Lloyds TSB has made considerable progress in addressing customer service issues, and these improvements in customer service during 2002 have been a significant contributory factor to strong recruitment of new customers during the year and the improvement in the Group's cross selling rates.

LLOYDS TSB GROUP



A leader in our chosen markets

The Group continues to strengthen its market position in many of its key product areas despite high levels of competition throughout our business. In retail banking we continue to grow our customer franchise and during 2002 saw income growth of 5 per cent from our retail banking business. Our personal loan and credit card portfolios grew by 15 per cent and by 27 per cent respectively, again showing significant improvements in our market share. In Scottish Widows the second half of the year showed a good improvement in market share notwithstanding the very difficult stockmarket environment. In our general insurance business the Group further enhanced its UK market leadership position in the distribution of home and creditor insurance to deliver growth in premium and commission income of 19 per cent. Within asset finance, the Group has acquired First National Vehicle Holdings, Abbey National Vehicle Finance and the Dutton-Forshaw Group. These acquisitions have further enhanced the Group's leading position in UK motor finance. So, in most areas of our business, the Group continues to maintain and develop market leading positions to enable high levels of returns to be sustained, or improved.



Driving down our day-to-day costs

The Group is already amongst the leaders in cost efficiency. However, in a relatively low growth, low inflation and low interest rate macro-economic environment, cost control remains critically important. Augmented by our efficiency programmes the Group's control and focus on costs has meant that in 2002 costs, excluding the impact of acquisitions and operating lease depreciation, were held flat. Overall Group staff numbers decreased by 4,191 to 79,537 during 2002, after adjusting for an increase of 2,328 from acquisitions during the year. The Group will, of course, continue its significant programme of investment in improved efficiency, to support business growth.



The Group continues to generate strong cashflows from its banking businesses and, excluding investment variance, the profit attributable to shareholders in 2002 was GBP2,496 million. The Board has decided to maintain the final dividend at 23.5p, to make a total for the year of 34.2p, an increase of 1.5 per cent. The Board is mindful of the level of dividend cover and, consequently, profit growth may not necessarily result in increases in dividend. The Board recognises the importance attached by shareholders to the Group's dividend.



On a personal note, we announced in December last year that I will retire as Group Chief Executive on 31 May 2003, shortly after my 60th birthday. I have thoroughly enjoyed my time at Lloyds TSB and it has been a great privilege to lead this organisation as Chief Executive for the last six years. I am delighted to hand over the mantle to Eric Daniels, who shares my passion for this organisation, and my drive to create value for our customers and shareholders by providing excellent products and superior service. He will be supported by a fantastic team of over 79,000 people across the Group to whom my heartfelt thanks go for their help and support over the years.

LLOYDS TSB GROUP



Lloyds TSB is an extremely successful organisation with strong returns on shareholders' equity and a first class efficiency ratio. However, the Group does operate in a world of greater competitive ferocity, greater regulation and a tough global economic environment, exacerbated by concerns over geo-political stability. The Group has continued to strive constantly to refresh existing and new revenue streams, build upon its financial and intellectual capital and optimally manage risk and cost. These are not easy times but we have three businesses, UK Retail Banking and Mortgages, Insurance and Investments, and Wholesale Markets and International Banking, all of which have considerable scope for sustainable profitable growth and which can build on the track record in income growth which the Group has seen over the last six years, with costs growing at a considerably slower pace. For any successful business to maintain and improve on such an excellent track record it is important to go forward with realism, confidence and excitement about the future. This, we do.






Peter Ellwood

Group Chief Executive

LLOYDS TSB GROUP 2002 RESULTS



                               SUMMARY OF RESULTS

                                                                                                             Increase
                                                                               2002           2001          (Decrease)
Results                                                                        GBPm            GBPm              %
Total income                                                                   8,878          8,889              -
Operating expenses                                                             4,915          4,776              3
Trading surplus                                                                3,963          4,113             (4)
Provisions for bad and doubtful debts                                          1,029            747             38
Profit before tax                                                              2,607          3,161            (18)
Profit attributable to shareholders                                            1,781          2,229            (20)
Economic profit (page 47, note 2)                                                821          1,119            (27)
Earnings per share (pence)                                                      32.0           40.3            (21)
Post-tax return on average shareholders' equity (%)                             16.7           18.1

Shareholder value
Closing market price per share (year-end)                                       446p           746p            (40)
Total market value of shareholders' equity                                   GBP24.8bn        GBP41.5bn        (40)
Dividends per share                                                            34.2p          33.7p            1.5

Balance sheet
Shareholders' equity                                                           7,972         10,356            (23)
Total assets                                                                 252,758        235,793              7
Net assets per share (pence)                                                     141            184            (23)

Risk asset ratios                                                                 %              %
Total capital                                                                    9.6            8.8
Tier 1 capital                                                                   7.8            7.8


LLOYDS TSB GROUP



                      REVIEW OF FINANCIAL PERFORMANCE



In 2002 the Group's profit before tax decreased by GBP554 million to GBP2,607 million from GBP3,161 million in 2001. Total income decreased by GBP11 million whilst operating expenses increased by GBP139 million, or 3 per cent. Excluding changes in economic assumptions, investment variance, endowment and pension related provisions, investment returns on the Group's pension scheme assets, the netting of operating lease depreciation and the impact of acquisitions, total income increased by 2 per cent whilst total costs, excluding the impact of acquisitions and operating lease depreciation, were held flat. Customer lending and deposits continue to grow well with further growth in market share being achieved in a number of our core markets. Customer lending grew by 9 per cent to GBP134.5 billion and customer deposits increased by 7 per cent to GBP116.3 billion. The Group net interest margin was 3.20 per cent, compared with 3.40 per cent in 2001. This reduction was more than compensated for by increased volumes, resulting in an increase of 5 per cent in net interest income.

Profit attributable to shareholders was 20 per cent lower at GBP1,781 million and earnings per share decreased by 21 per cent to 32.0p. Shareholders' equity decreased by GBP2,384 million to GBP7,972 million following a reduction of GBP2,331 million in the value of the Group's pension schemes, largely caused by the significant reduction in equity market values (page 44, note 1). These pension scheme related movements are ignored for regulatory capital purposes and, excluding these market movements, shareholders' equity decreased by GBP53 million. The post-tax return on average shareholders' equity was 16.7 per cent, compared to 18.1 per cent in 2001. Excluding changes in economic assumptions and investment variance, post-tax return on average shareholders' equity was 23.0 per cent. Economic profit decreased by 27 per cent to GBP821 million. The post-tax return on average assets was 0.93 per cent, and the post-tax return on average risk-weighted assets was 1.61 per cent.



Pre-tax profit from UK Retail Banking and Mortgages decreased by GBP33 million to GBP1,172 million, compared to GBP1,205 million in 2001. Excluding the impact of a reduction of GBP57 million in profits from the sale and leaseback of premises and the non-recurrence of certain provision releases in 2001, profit before tax increased by GBP96 million, or 9 per cent. There was strong growth in personal loans, up 15 per cent, and in credit card lending, up 27 per cent. Current account and savings and investment account balances, within Retail Banking, increased by 10 per cent. Overall, retail banking product sales were 6 per cent higher than in 2001. Costs remained tightly controlled and asset quality generally remains satisfactory, notwithstanding the general slowdown in economic activity within the UK. Provisions for bad and doubtful debts increased by GBP148 million to GBP563 million, as a result of volume related asset growth in the personal loan and credit card portfolios and a lower level of recoveries and releases than in 2001. Overall the arrears position was stable. An improved arrears position in personal lending was offset by a slight deterioration in the credit card portfolio.



In the Mortgages business, gross new lending increased by 36 per cent to a record GBP19.0 billion, compared with GBP14.0 billion a year ago. Net new lending was GBP5.9 billion, compared with GBP3.9 billion in 2001, resulting in a market share of net new lending of 7.5 per cent. The Group's current mortgage pipeline is at record levels and its market share of net new lending in the second half of 2002, at 8.8 per cent, was considerably better than in the first half of the year. Net new lending in the second half of 2002 was GBP3.9 billion, compared with GBP2.0 billion in the first half of the year. The Group's market share of net new lending in the fourth quarter of 2002 was 10.0 per cent.

LLOYDS TSB GROUP



Profit before tax, excluding changes in economic assumptions and investment variance, from Insurance and Investments decreased by GBP190 million, or 13 per cent, to GBP1,231 million, partly as a result of a GBP135 million increase in provisions for redress to past purchasers of endowment and pension products to GBP205 million, and a reduction of GBP55 million in benefits from experience variances and assumption changes, largely reflecting the implementation of revised actuarial mortality assumptions. Overall weighted sales in the Group's life, pensions and unit trust businesses were GBP767.6 million compared to GBP754.7 million last year, an increase of 2 per cent. This increase in weighted sales reflected a 7 per cent increase in weighted sales from life and pensions, partly offset by a 13 per cent reduction in weighted sales from unit trusts, largely caused by the continuing stockmarket volatility which has significantly reduced customer demand for equity-based ISA products. In the second half of 2002, weighted sales of GBP394.9 million were 10 per cent higher than the GBP358.9 million in the second half of 2001, and 6 per cent higher than the GBP372.7 million in the first half of 2002. Weighted sales from independent financial advisors rose by 25 per cent. There was further strong profit growth from the Group's general insurance operations. A 19 per cent growth in the combined premium income from underwriting and commissions from insurance broking led to an increase in profit before tax of GBP103 million, or 16 per cent, to GBP754 million.


Wholesale Markets pre-tax profit decreased by GBP226 million, or 27 per cent, to GBP626 million, partly as a result of a substantial increase in provisions for bad and doubtful debts. Growth in customer lending, increased operating lease assets and the impact of acquisitions in the asset finance business resulted in a GBP174 million, or 9 per cent, increase in total income. Operating expenses increased by GBP202 million, again largely as a result of the asset finance acquisitions and higher operating lease depreciation. The provisions charge for bad and doubtful debts increased by GBP156 million. In 2002, provisions against Group loans and advances to certain large US corporate customers, caused by accounting and operational irregularities, totalled some GBP100 million. There was also an increase in provisions within the corporate lending portfolio, reflecting weak equity markets and the slowdown in economic activity in the UK. In the less favourable economic and trading environment, all the individual businesses continued to perform well.



International Banking pre-tax profit was GBP22 million, or 6 per cent, higher at GBP379 million compared with 2001. Profits from New Zealand increased by 32 per cent to GBP218 million as a result of good growth in all core businesses. Our consumer finance business in Brazil, Losango Consumer Finance, performed well, notwithstanding difficult local economic circumstances, and increased pre-tax profits on a local currency basis by 14 per cent. After the impact of adverse exchange rate movements, which were partly hedged, Losango made a pre-tax profit of GBP40 million, compared with GBP43 million in 2001.



The total Group charge for bad and doubtful debts was 38 per cent higher at GBP1,029 million, compared with GBP747 million in 2001. In UK Retail Banking the provisions charge increased by GBP125 million, or 28 per cent, to GBP564 million, largely as a result of volume related asset growth in the personal loan and credit card portfolios, which grew by 15 per cent and 27 per cent respectively. In Wholesale Markets the provisions charge increased by GBP156 million to GBP311 million, reflecting the higher provisions against certain large US customers and an increase in the provisions charge from the corporate lending portfolio, reflecting weak equity markets and the slowdown in economic activity in the UK.

LLOYDS TSB GROUP



International Banking provisions decreased to GBP162 million from GBP183 million, as a result of lower specific provisions in Losango, our consumer finance business in Brazil, largely reflecting exchange rate movements. The Group's charge for bad and doubtful debts, expressed as a percentage of average lending, was 0.77 per cent compared to 0.62 per cent in 2001. At the end of the year provisions for bad and doubtful debts for the Group totalled GBP1,767 million, representing over 120 per cent of non-performing loans (2001: 120 per cent), and the level of non-performing loans increased to GBP1,414 million, compared with GBP1,222 million in December 2001, largely reflecting higher levels of non-performing lending in the corporate portfolio, and general portfolio growth throughout the Group. Importantly, non-performing lending as a percentage of total lending was unchanged at 1.0 per cent. The Group's customer lending portfolio continues to be heavily influenced by our high quality, relatively low risk, mortgage business and, as a result, the Group remains well positioned to withstand a continued economic slowdown.



Since the October presidential election in Brazil the economic situation has somewhat stabilised. The Group reduced its total exposure to Brazil, net of provisions, to GBP1.9 billion during 2002, from GBP3.3 billion at the end of 2001, largely from not replacing maturing Government bonds. Economic activity in Brazil has remained reasonably robust and we believe this relative strength in the local economy, in conjunction with the significant International Monetary Fund support package which the newly elected president and incoming government have indicated they will support, should alleviate current concerns about the Brazilian economy. The economic situation in Argentina continues to be difficult and the outlook is likely to remain uncertain at least until after the new Argentine government takes office during 2003. In 2002 the Group increased its general provision relating to its exposure to Argentina by GBP50 million and the Group's total exposure to Argentina at the end of the year was some GBP190 million, net of provisions and charges, compared with GBP610 million at the end of 2001. The Group has now provided for some 50 per cent of its total exposure to Argentina.



In common with a number of companies in the life assurance industry, the Group has been carrying out a review of the past sales of certain endowment based and long-term savings products. As a result the Group has made a provision of GBP165 million to cover its liability for redress to policyholders in respect of past sales made, primarily in the late 1980s and early 1990s, by the Abbey Life salesforce prior to its disposal by the Group in February 2000. The adequacy of the provision for redress to past purchasers of pension policies has been reviewed as lower stockmarket levels have increased the expected remaining cost of redress. The Group has made a final provision for this purpose of GBP40 million. The Group is also carrying out, in conjunction with the regulator, an investigation into the appropriateness of sales of a stockmarket related investment product, the Extra Income & Growth Plan. This investigation is expected to be completed during 2003, when the Group will be in a position to estimate the financial effect.



The total capital ratio was 9.6 per cent and the tier 1 capital ratio was 7.8 per cent. Balance sheet assets increased by GBP17 billion, or 7 per cent, to GBP253 billion from GBP236 billion at the end of 2001. Loans and advances to customers increased by GBP11.5 billion, or 9 per cent. Risk-weighted assets increased by 13 per cent to GBP122 billion, from GBP108 billion at the end of 2001. At the end of December 2002, the Scottish Widows free asset ratio was an estimated 10.0 per cent, compared to 11.5 per cent at the end of 2001 (page 50, note 7).

LLOYDS TSB GROUP



Scottish Widows' investment policy for the with-profit fund is determined, in conjunction with the views of the fund's investment advisors, taking into account the long-term commitments of the fund. From time to time investment policy necessitates the use of derivatives and other hedging instruments, and at the end of 2002 such instruments were held to provide some protection against the short-term volatility in the UK equity markets. The Group keeps its investment policy under review. The equity backing ratio for traditional with-profits policies at 31 December 2002 was 53 per cent (equities 40 per cent; property 13 per cent). Scottish Widows remains sufficiently well capitalised to be able to sustain further stockmarket falls without an injection of capital. During 2002 the Group has not needed to inject additional capital from outside the Group's insurance businesses into Scottish Widows. Scottish Widows is, however, well positioned to participate in a rapidly changing market and to support business growth, as well as maintaining prudent financial management. The Group may inject some capital into Scottish Widows if the level of the FTSE 100 index falls to, and remains at, approximately 3,000. At this FTSE 100 level the capital injection is unlikely to exceed GBP300 million. To optimise the financial management of the Group's life businesses Lloyds TSB Life was transferred into the ownership of Scottish Widows in December 2002.

LLOYDS TSB GROUP



                     CONSOLIDATED PROFIT AND LOSS ACCOUNT



                                                                                     2002                   2001
                                                                                     GBPm                   GBPm

Interest receivable:
  Interest receivable and similar income arising from
  debt securities                                                                      567                    530
  Other interest receivable and similar income                                       9,982                 10,834
Interest payable                                                                     5,378                  6,442
Net interest income                                                                  5,171                  4,922
Other finance income                                                                   165                    307
Other income
Fees and commissions receivable                                                      3,053                  2,922
Fees and commissions payable                                                          (645)                  (602)
Dealing profits (before expenses)                                                      188                    233
Income from long-term assurance business                                              (303)                   (29)
General insurance premium income                                                       486                    428
Other operating income                                                                 763                    708
                                                                                     3,542                  3,660
Total income                                                                         8,878                  8,889
Operating expenses


Administrative expenses                                                              4,214                  4,226
Depreciation                                                                           642                    511
Amortisation of goodwill                                                                59                     39
Depreciation and amortisation                                                          701                    550
Total operating expenses                                                             4,915                  4,776
Trading surplus                                                                      3,963                  4,113
General insurance claims                                                               229                    174
Provisions for bad and doubtful debts
Specific                                                                               965                    736
General                                                                                 64                     11
                                                                                     1,029                    747
Amounts written-off fixed asset investments                                             87                     60
Operating profit                                                                     2,618                  3,132

Income from joint ventures                                                             (11)                   (10)
Profit on sale of businesses                                                             -                     39
Profit on ordinary activities before tax                                             2,607                  3,161

Tax on profit on ordinary activities                                                   764                    875
Profit on ordinary activities after tax                                              1,843                  2,286
Minority interests   - equity                                                           19                     17
                     - non-equity                                                       43                     40
Profit for the year attributable to shareholders                                     1,781                  2,229

Dividends                                                                            1,908                  1,872
(Loss) profit for the year                                                            (127)                   357


Earnings per share                                                                   32.0p                  40.3p
Diluted earnings per share                                                           31.8p                  39.9p


LLOYDS TSB GROUP



                           CONSOLIDATED BALANCE SHEET



                                                                                      31 December           31 December
                                                                                           2002                 2001
Assets                                                                                     GBPm                 GBPm
Cash and balances at central banks                                                        1,140                 1,240
Items in course of collection from banks                                                  1,757                 1,664
Treasury bills and other eligible bills                                                   2,409                 4,412
Loans and advances to banks                                                              17,529                15,224
Loans and advances to customers                                                         134,498               123,059
Non-returnable finance                                                                      (24)                 (124)
                                                                                        134,474               122,935
Debt securities                                                                          29,314                24,225
Equity shares                                                                               206                   225
Interests in joint ventures                                                                  45                    39
Intangible assets                                                                         2,634                 2,566
Tangible fixed assets                                                                     4,096                 3,365
Own shares                                                                                   18                    23
Other assets                                                                              5,263                 4,468
Prepayments and accrued income                                                            2,305                 2,296
Post-retirement benefit asset                                                                 -                   356
Long-term assurance business attributable to the shareholder                              6,228                 6,366
                                                                                        207,418               189,404
Long-term assurance assets attributable to policyholders                                 45,340                46,389
Total assets                                                                            252,758               235,793
Liabilities
Deposits by banks                                                                        25,443                24,310
Customer accounts                                                                       116,334               109,116
Items in course of transmission to banks                                                    775                   534
Debt securities in issue                                                                 30,255                24,420
Other liabilities                                                                         8,289                 6,673
Accruals and deferred income                                                              3,696                 3,563
Post-retirement benefit liability                                                         2,077                    75
Provisions for liabilities and charges:
  Deferred tax                                                                            1,317                 1,411
  Other provisions for liabilities and charges                                              361                   292
Subordinated liabilities:
  Undated loan capital                                                                    5,496                 4,102
  Dated loan capital                                                                      4,672                 4,006
Minority interests:
  Equity                                                                                     37                    37
  Non-equity                                                                                694                   509
                                                                                            731                   546
Called-up share capital                                                                   1,416                 1,411
Share premium account                                                                     1,093                   959
Merger reserve                                                                              343                   343
Profit and loss account                                                                   5,120                 7,643
Shareholders' funds (equity)                                                              7,972                10,356
                                                                                        207,418               189,404
Long-term assurance liabilities to policyholders                                         45,340                46,389
Total liabilities                                                                       252,758               235,793


LLOYDS TSB GROUP




               STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES


                                                                                           2002              2001
                                                                                           GBPm              GBPm

Profit attributable to shareholders                                                        1,781             2,229
Currency translation differences on foreign currency net investments                          (3)              (86)
Actuarial losses recognised in post-retirement benefit schemes                            (3,299)           (2,873)
Deferred tax thereon                                                                         968               863
                                                                                          (2,331)           (2,010)
Total recognised gains and losses relating to the year                                      (553)              133
Prior year adjustment at 1 January 2002 in respect of current year changes in               (404)                -
accounting policy (page 44, note 1)
Prior year adjustment in respect of the adoption of FRS 18                                     -               248
Total gains and losses recognised during the year                                           (957)              381





                     HISTORICAL COST PROFITS AND LOSSES




There was no material difference between the results as reported and the results that would have been reported on an unmodified historical cost basis. Accordingly, no note of historical cost profits and losses has been included.






               RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS


                                                                                           2002              2001
                                                                                           GBPm              GBPm

Profit attributable to shareholders                                                        1,781             2,229
Dividends                                                                                 (1,908)           (1,872)
(Loss) profit for the year                                                                  (127)              357
Currency translation differences on foreign currency net investments                          (3)              (86)
Actuarial losses recognised in post-retirement benefit schemes                            (2,331)           (2,010)
Issue of shares                                                                               77               194
Net decrease in shareholders' funds                                                       (2,384)           (1,545)
Shareholders' funds at beginning of year                                                  10,356            10,024
Prior year adjustment at 1 January 2001 (page 44, note 1)                                      -             1,877
Shareholders' funds at end of year                                                         7,972            10,356


LLOYDS TSB GROUP




                          CONSOLIDATED CASH FLOW STATEMENT


                                                                                           2002              2001
                                                                                           GBPm              GBPm
Net cash inflow from operating activities                                                 5,394             9,927
Dividends received from associated undertakings                                               2                 2
Returns on investments and servicing of finance:
Dividends paid to equity minority interests                                                 (18)              (17)
Payments made to non-equity minority interests                                              (43)              (40)
Interest paid on subordinated liabilities (loan capital)                                   (463)             (514)
Interest element of finance lease rental payments                                             -                (1)
Net cash outflow from returns on investments and
servicing of finance                                                                       (524)             (572)
Taxation:
UK corporation tax                                                                         (758)             (682)
Overseas tax                                                                               (193)             (147)
Total taxation                                                                             (951)             (829)
Capital expenditure and financial investment:
Additions to fixed asset investments                                                    (46,830)          (47,049)
Disposals of fixed asset investments                                                     45,507            40,530
Additions to tangible fixed assets                                                       (1,315)           (1,157)
Disposals of tangible fixed assets                                                          359               285
Capital injections to life fund                                                            (140)             (100)
Net cash outflow from capital expenditure
and financial investment                                                                 (2,419)           (7,491)
Acquisitions and disposals:
Additions to interests in joint ventures                                                    (21)              (44)
Acquisition of group undertakings                                                          (117)             (180)
Disposal of group undertakings and businesses                                                 -                40
Net cash outflow from acquisitions and disposals                                           (138)             (184)
Equity dividends paid                                                                    (1,903)           (1,738)
Net cash outflow before financing                                                          (539)             (885)
Financing:
Issue of subordinated liabilities (loan capital)                                          2,120               742
Issue of ordinary share capital net of GBP62 million
(2001: GBP185 million) charge in respect of the QUEST                                         77               194
Repayments of subordinated liabilities (loan capital)                                       (55)             (131)
Minority investment in subsidiaries                                                         167                 -
Capital element of finance lease rental payments                                             (4)              (20)
Net cash inflow from financing                                                            2,305               785
Increase (decrease) in cash                                                               1,766              (100)

LLOYDS TSB GROUP



                     PROFIT BEFORE TAX BY MAIN BUSINESSES



                                                                                                              Increase
                                                                             2002             2001           (Decrease)
                                                                             GBPm             GBPm                 %

UK Retail Banking and Mortgages                                              1,172            1,205               (3)
Insurance and Investments                                                    1,231            1,421              (13)
Wholesale Markets                                                              626              852              (27)
International Banking                                                          379              357                6
Central group items                                                             96              185              (48)
Profit before tax, excluding changes in economic assumptions
and investment variance                                                      3,504            4,020              (13)
Changes in economic assumptions (page 49, note 6)                               55                -
Investment variance (page 48, note 5)                                         (952)            (859)
Profit before tax                                                            2,607            3,161              (18)




2001 figures have been restated to incorporate efficiency programme related restructuring costs within business units, and the reclassification of emerging markets debt earnings from International Banking to Central group items.






                        YEAR END ASSETS BY MAIN BUSINESSES


                                                                                             2002            2001
                                                                                             GBPm            GBPm

UK Retail Banking                                                                           23,279          21,124
Mortgages                                                                                   62,589          56,858
UK Retail Banking and Mortgages                                                             85,868          77,982
Insurance and Investments*                                                                   9,161           9,270
Wholesale Markets                                                                           89,066          79,370
International Banking                                                                       21,779          21,407
Central group items                                                                          1,544           1,375
Total assets*                                                                              207,418         189,404
*excluding long-term assurance assets attributable to policyholders

LLOYDS TSB GROUP




                               SEGMENTAL ANALYSIS


                                   UK Retail
                                    Banking      Insurance
                                      and           and         Wholesale  International      Central
                                   Mortgages    Investments      Markets      Banking       group items         Total
Year ended 31 December 2002           GBPm           GBPm          GBPm           GBPm           GBPm            GBPm

Net interest income                  3,340             74         1,158            745           (146)           5,171
Other finance income                     -              -             -              -            165              165
Other operating income               1,076          1,876           975            374            138            4,439
Total income                         4,416          1,950         2,133          1,119            157            9,775
Operating expenses                   2,670            490         1,139            578             38            4,915
Trading surplus                      1,746          1,460           994            541            119            4,860
General insurance claims                 -            229             -              -              -              229
Bad debt provisions                    563              -           311            162             (7)           1,029
Amounts written-off
fixed asset investments                  -              -            57              -             30               87
Income from joint ventures             (11)             -             -              -              -              (11)
Profit before tax*                   1,172          1,231           626            379             96            3,504
Changes in economic
assumptions                              -             55             -              -              -               55
Investment variance                      -           (952)            -              -              -             (952)
Profit before tax                    1,172            334           626            379             96            2,607




                                   UK Retail
                                    Banking      Insurance
                                      and           and         Wholesale  International      Central
                                   Mortgages    Investments      Markets      Banking       group items         Total
Year ended 31 December 2001           GBPm           GBPm          GBPm           GBPm           GBPm             GBPm

Net interest income                  3,102             80         1,096            749           (105)           4,922
Other finance income                     -              -             -              -            307              307
Other operating income               1,135          2,006           863            345            170            4,519
Total income                         4,237          2,086         1,959          1,094            372            9,748
Operating expenses                   2,607            491           937            586            155            4,776
Trading surplus                      1,630          1,595         1,022            508            217            4,972
General insurance claims                 -            174             -              -              -              174
Bad debt provisions                    415              -           155            183             (6)             747
Amounts written-off
fixed asset investments                  -              -            15              7             38               60
Income from joint ventures             (10)             -             -              -              -              (10)
Profit on sale of businesses             -              -             -             39              -               39
Profit before tax*                   1,205          1,421           852            357            185            4,020
Investment variance                      -           (859)            -              -              -             (859)
Profit before tax                    1,205            562           852            357            185            3,161


*excluding investment variance and changes in economic assumptions

LLOYDS TSB GROUP



                             PERFORMANCE BY SECTOR



UK Retail Banking and Mortgages

(covering the Group's UK retail businesses, providing banking and financial services to personal and small business customers; mortgages; private banking and stockbroking)




                                                                                          2002              2001
                                                                                          GBPm              GBPm

Net interest income                                                                       3,340             3,102
Other income                                                                              1,076             1,135
Total income                                                                              4,416             4,237
Operating expenses                                                                        2,670             2,607
Trading surplus                                                                           1,746             1,630
Provisions for bad and doubtful debts                                                       563               415
Income from joint ventures                                                                  (11)              (10)
Profit before tax                                                                         1,172             1,205

Efficiency ratio                                                                          60.5%             61.5%
Total assets (period-end)                                                             GBP85.9bn          GBP78.0bn
Total risk-weighted assets (period-end)                                               GBP54.2bn          GBP48.3bn




Profit before tax from UK Retail Banking and Mortgages decreased by GBP33 million to GBP1,172 million, compared with GBP1,205 million in 2001. Strong growth in the Group's consumer lending portfolios and a focus on cost control were offset by the impact of a number of special items. These included a reduction of GBP57 million in profits from the sale and leaseback of premises and, in the mortgage, personal lending and credit card portfolios, the non-recurrence of provision releases totalling GBP72 million in 2001. Excluding these items pre-tax profits increased by 9 per cent.



Total income increased by GBP179 million, or 4 per cent, to GBP4,416 million. Excluding the 2001 profits from the sale and leaseback of premises, total income grew by 6 per cent. Net interest income increased by GBP238 million, or 8 per cent, to GBP3,340 million. Personal loans and credit card lending increased by 15 per cent and 27 per cent respectively and, within Retail Banking, balances on current accounts and savings and investment accounts grew by 10 per cent. Mortgage balances outstanding increased by 10 per cent to GBP62.5 billion.



Other income decreased by GBP59 million to GBP1,076 million. There was an improvement in income earned from credit and debit cards, and increased income from added value current accounts, but this was offset by a higher level of fees and commissions payable and a reduction of GBP57 million in profits from the sale and leaseback of premises, as the Group's strategy of converting much of its branch portfolio from freehold tenure to leasehold is almost complete.

LLOYDS TSB GROUP



UK Retail Banking and Mortgages (continued)



Operating expenses increased by GBP63 million, or 2 per cent, to GBP2,670 million during 2002, compared to GBP2,607 million in 2001. Staff numbers decreased by 3,329 to 47,895. The trading surplus increased by GBP116 million, or 7 per cent, to GBP1,746 million. Bad debt provisions increased by GBP148 million to GBP563 million, as a result of volume related asset growth in the personal loan and credit card portfolios and a lower level of recoveries and releases than in 2001. Excluding the impact of the non-recurrence of provision releases totalling GBP72 million in 2001, the provisions charge as a percentage of average lending for personal loans and overdrafts decreased to 3.73 per cent, from 3.88 per cent in 2001, and the charge in the credit card portfolio decreased to 3.52 per cent, from 3.60 per cent in 2001. Overall the arrears position remained stable.



Provisions for bad and doubtful debts by product                                              2002            2001
Charge as a percentage of average lending*                                                      %               %
Personal loans/overdrafts                                                                     3.73            3.88
Credit cards                                                                                  3.52            3.60
Business Banking                                                                              1.22            1.05
Mortgages                                                                                     0.00            0.01


*excluding the impact of the non-recurrence of provision releases totalling GBP72 million in 2001




UK Retail Banking has the responsibility for managing the core relationship with our current account customers and, therefore, acts as the principal gateway for the cross-sale of our full range of bancassurance products and services. As such it contributes significantly to the profitability of other businesses. There were good market share gains, particularly in customer deposits, credit cards and personal lending, and greater unit cost efficiencies, offset by the higher level of provisions for bad and doubtful debts. The Group is now starting to see the benefit of recent investments made in the strategic repositioning of the retail bank, which is well positioned to capture the benefits of future customer franchise development and growth.



We continue to offer a comprehensive multichannel distribution service to our customers. In addition to our network of over 2,000 branches, lloydstsb.com, our internet banking system, continues to grow and remains one of the most visited financial websites in Europe. Over 450,000 product sales were achieved via the internet in 2002, more than four times the number achieved in 2001. Our telephone banking operation, comprising PhoneBank and PhoneBank Express, is one of the largest in the UK with over 3 million registered customers. Our telephone banking contact centres handled some 46 million calls in 2002, making extensive use of interactive voice recognition technology to improve efficiency and service.



The retail bank continued to develop its strategy of building deeper customer relationships, particularly with our higher value customers, which has resulted in good growth in customer lending and deposit balances. Our relationship offers will be extended further in 2003 with the launch of the Premier Service, which has been successfully piloted in 2002, and the extension of our existing Personal Choice programme. Results from both of these programmes have already shown improved business flows and enhanced customer loyalty as we seek to meet a greater share of our customers' financial needs, supported by the application of our advanced customer relationship management tools.

LLOYDS TSB GROUP



UK Retail Banking and Mortgages (continued)



The recent launch of the Group's new, market leading, credit interest current account reflects the Group's continuing commitment to invest in developing its retail banking franchise by attracting new high quality customers, and rewarding both new and existing customers for using lower cost distribution channels.



Business Banking continued to grow its customer franchise with customer deposits growing by 8 per cent to GBP9,412 million from GBP8,715 million in December 2001, and customer lending by 1 per cent to GBP5,487 million from GBP5,435 million in December 2001. Following the launch of the Group's unique segmentation strategy for the Business Banking market in 2001, roll-out to all existing customers is complete with customers now migrated to their choice of relationship offer. Underpinning these offers, and central to ensuring that our customers continue to grow their businesses successfully, is RouteMap, a suite of diagnostic tools to help and support customers. Use of success4business.com, our small business portal, also continues to grow.



In March 2002, the Competition Commission's report, following its investigation into the supply of banking services to small and medium size enterprises (SMEs), was published by the government. The Group has implemented the remedies suggested by the Competition Commission and, as a result, it is likely that the annualised impact on profit before tax will be a reduction of some GBP150 million, based on the Group's forecast level of interest rates.

LLOYDS TSB GROUP


UK Retail Banking and Mortgages (continued)




Mortgages                                                                                  2002              2001


Gross new mortgage lending                                                            GBP19.0bn         GBP14.0bn
Market share of gross new mortgage lending                                                 8.7%              8.7%
Net new mortgage lending                                                               GBP5.9bn          GBP3.9bn
Market share of net new mortgage lending                                                   7.5%              7.2%
Mortgages outstanding (period-end)                                                    GBP62.5bn         GBP56.6bn
Market share of mortgages outstanding                                                      9.3%              9.5%




Gross new lending increased by 36 per cent to a record GBP19.0 billion, compared with GBP14.0 billion a year ago. Net new lending increased to GBP5.9 billion resulting in a market share of net new lending of 7.5 per cent. Mortgage balances outstanding increased by 10 per cent to GBP62.5 billion.



Mortgages remain a key recruitment vehicle in support of the Group's cross-sell targets and, during 2002, the Group's key objective in the mortgage business has been to achieve an appropriate balance between market share growth and profitability. Gross new mortgage lending of GBP19.0 billion during the year was a record for the Group, and the Group's market share of net new lending in the second half of 2002, at 8.8 per cent, was considerably better than in the first half of the year. Net new lending in the second half of 2002 was GBP3.9 billion, compared with GBP2.0 billion in the first half of the year. The Group's market share of net new lending in the fourth quarter of 2002 was 10.0 per cent.



The Group continues to be one of the most efficient mortgage providers in the UK. C&G continues to benefit from mortgage sales distribution through the Lloyds TSB branch network, the IFA market and from the strength of the C&G brand. In addition C&G Teledirect, its internet and telephone operation, continued to perform strongly. Business levels sourced from intermediaries remain strong and, for the eighth consecutive year, C&G received a 5-star award from the Association of Independent Financial Advisors, an achievement unequalled by any UK financial services provider.



A slightly improved arrears position and the beneficial effect of house price increases have meant that bad debt provisions remained at low levels. New provisions were offset by releases and recoveries resulting in a GBP1 million net provisions release for the year, compared with a net release of GBP24 million in 2001 which resulted from a release of GBP32 million of the Group's mortgage general provision. The quality of our mortgage lending continues to be satisfactory. The average indexed loan-to-value ratio on the C&G mortgage portfolio was 46 per cent and the average loan-to-value ratio for C&G mortgage business written during 2002 was 67 per cent. C&G has a policy of not exceeding a 95 per cent loan-to-value ratio on new lending.

LLOYDS TSB GROUP



Insurance and Investments

(the life, pensions and unit trust businesses of Scottish Widows and Abbey Life; general insurance underwriting and broking; and Scottish Widows Investment Partnership)



                                                                                               2002            2001
                                                                                                GBPm           GBPm
Net interest income                                                                               74             80
Other income                                                                                   1,876          2,006
Total income                                                                                   1,950          2,086
Operating expenses                                                                               490            491
Trading surplus                                                                                1,460          1,595
General insurance claims                                                                         229            174
Profit before tax*                                                                             1,231          1,421

Changes in economic assumptions                                                                   55              -
Investment variance                                                                             (952)          (859)
*excluding changes in economic assumptions and investment variance




                                                                                                2002           2001
                                                                                                GBPm           GBPm
Life, pensions and unit trusts
  Scottish Widows                                                                                573            585
  Abbey Life                                                                                     (98)           175
                                                                                                 475            760
General insurance                                                                                754            651
Operating profit from Insurance                                                                1,229          1,411
Scottish Widows Investment Partnership                                                             2             10
Profit before tax*                                                                             1,231          1,421
*excluding changes in economic assumptions and investment variance




Profit before tax from Insurance and Investments, excluding changes in economic assumptions and investment variance, decreased by GBP190 million, or 13 per cent, to GBP1,231 million, from GBP1,421 million in 2001. On the same basis, profit before tax from our life, pensions and unit trust businesses decreased by GBP285 million, or 38 per cent, to GBP475 million, partly as a result of a GBP135 million increase in provisions for redress to past purchasers of endowment and pension products, but also following a reduction of GBP55 million in benefits from experience variances and actuarial assumption changes. The market for medium and long-term investments continued to be adversely affected by the continued volatility in global stockmarkets. Total sales from the Group's life, pensions and unit trust businesses were GBP4,456.3 million, compared with GBP4,423.5 million in 2001, an increase of 1 per cent. Overall weighted sales were GBP767.6 million compared to GBP754.7 million last year, an increase of 2 per cent. This increase in weighted sales reflected a 7 per cent increase in weighted sales from life and pensions, partly offset by a 13 per cent reduction in weighted sales from unit trusts and equity-based ISAs, largely caused by the continuing volatility in global stockmarkets throughout 2002. In the second half of 2002, weighted sales of GBP394.9 million were 10 per cent higher than the GBP358.9 million in the second half of 2001, and 6 per cent higher than the GBP372.7 million in the first half of 2002.

LLOYDS TSB GROUP



Insurance and Investments (continued)



The Group's market share of the life, pensions and unit trusts market to September 2002 was 5.3 per cent, with a market share in the third quarter of 2002 of 5.9 per cent. By distribution channel, weighted sales from independent financial advisors rose by 25 per cent as a result of strong life and pensions sales. This compares with an increase of 11 per cent in the first half of the year, compared with the first half of 2001. Our share of the IFA market to September 2002 was 4.5 per cent, a significant improvement on the 3.8 per cent market share in 2001. In the branch network weighted sales were 7 per cent lower, as a result of the substantial reduction in sales of unit trusts, in comparison to a 10 per cent reduction in the first half of the year, compared with the first half of 2001. Scottish Widows remains the leading equity-based ISA provider in the UK as confirmed by the Investment Management Association
(IMA) and the Group remains well placed in this sector of the market.



A major programme to convert our unit trust range of some 80 funds into a range of Open Ended Investment Companies (OEICs) has now been completed and the resulting simpler range of mutual funds means that the Group is well positioned to take advantage of the likely changes in the market place, in particular the proposals outlined in the recently published Sandler report.



Profit before tax from general insurance operations, excluding investment variance, rose by GBP103 million, or 16 per cent, to a record GBP754 million, mainly as a result of continued strong revenue growth from creditor and home insurance. With over 9 million general insurance policies in force, we estimate that the Group has market leadership positions in the distribution of home and creditor insurance.



The principal focus of Scottish Widows Investment Partnership (SWIP) is the delivery of consistently superior investment performance. Pre-tax profits from SWIP for the year were GBP2 million compared with GBP10 million in 2001, the reduction in profitability being driven primarily by lower stockmarket levels and significant investment in new infrastructure to support future business growth. At the end of the year SWIP had GBP70 billion of funds under management out of Groupwide funds under management totalling GBP98 billion. Overall fund management performance in 2002 showed a significant improvement. SWIP's largest UK equity fund, the UK Growth Fund, has achieved a top quartile performance within its sector over six and twelve months. This improvement in performance is also reflected in each of SWIP's mainstream, actively managed, UK equity funds which have all achieved top quartile performance, over a twelve month period, within their sector. In addition, SWIP now has a total of 14 funds rated A and above by Standard and Poor's. A number of new products have been launched during the year, most notably the SWIP Global Liquidity Fund, one of the largest sterling Institutional Money Market Funds, and the UK Balanced Property Trust, an innovative closed-end commercial property fund.



The Financial Services Authority has announced the abolition of the polarisation regime and the Group has been positioning itself to achieve competitive advantage in the new depolarised world. The Lloyds TSB Group has extensive interests in both the manufacture and distribution of long-term saving products.
  With Scottish Widows continuing to be the best recognised brand in the medium to long-term savings market and the actions already taken to improve choice by offering a range of externally managed funds alongside those offered by Scottish Widows Investment Partnership, the Group remains well placed to prosper in a depolarised world. In particular, Scottish Widows' unique multi-manager partnership with Frank Russell has been well received both in the IFA market and by our own customers.

LLOYDS TSB GROUP



Insurance and Investments (continued)



                                                                                             2002            2001
                                                                                             GBPm            GBPm

Total new business premium income
Regular premiums:
Life - mortgage related                                                                       35.0            24.7
     - non-mortgage related                                                                   32.7            19.9
Pensions                                                                                     212.7           232.8
Health                                                                                         5.9             4.6
Total regular premiums                                                                       286.3           282.0

Single premiums:
Life                                                                                       1,531.8         1,684.2
Annuities                                                                                    497.0           338.6
Pensions                                                                                   1,060.2           718.2
Total single premiums                                                                      3,089.0         2,741.0

External unit trust sales:
Regular payments                                                                              71.5            65.0
Single amounts                                                                             1,009.5         1,335.5
Total external unit trust sales                                                            1,081.0         1,400.5

Weighted sales (regular + 1/10 single)
Life and pensions                                                                            595.2           556.1
Unit trusts                                                                                  172.4           198.6
Life, pensions and unit trusts                                                               767.6           754.7


Weighted sales by distribution channel

Branch network                                                                               350.6           376.2
Independent financial advisors                                                               348.5           279.8
Direct                                                                                        68.5            98.7
Life, pensions and unit trusts                                                               767.6           754.7

Group funds under management                                                                 GBPbn           GBPbn
Scottish Widows Investment Partnership                                                          70              78
UK Wealth Management                                                                            10              11
International                                                                                   18              20
                                                                                                98             109

LLOYDS TSB GROUP



Insurance and Investments (continued)

Life, pensions and unit trusts



                                                                                        2002                 2001
                                                                                        GBPm                 GBPm

New business income                                                                      398                  358
Existing business
- expected return                                                                        273                  307
- experience variances                                                                    (1)                  37
- assumption changes and other items                                                      78                   95
- pension provisions                                                                     (40)                 (70)
- Abbey Life endowment provision                                                        (165)                   -
                                                                                         145                  369
Investment earnings                                                                      214                  247
Life and pensions distribution costs                                                    (283)                (255)
                                                                                         474                  719
Unit trusts                                                                               90                  141
Unit trust distribution costs                                                            (89)                (100)
                                                                                           1                   41
Profit before tax*                                                                       475                  760

New business margin (life and pensions)                                                19.3%                18.5%

*excluding changes in economic assumptions and investment variance



New business income increased by 11 per cent supported by a 7 per cent growth in weighted sales from life and pensions products, and an improved performance in
the more profitable life products.   The life and pensions new business margin,
defined as new business income less distribution costs divided by weighted sales, increased to 19.3 per cent, from 18.5 per cent in 2001. The improvement largely arose from an improved product mix, particularly higher margin protection and regular premium life products. The new business margin improved in all distribution channels.



Profit before tax from existing business fell by 61 per cent to GBP145 million, reflecting the GBP135 million increase in provisions for redress to past purchasers of endowment and pension products, and a reduction of GBP55 million in benefits from experience variances and actuarial assumption changes, largely reflecting the implementation of revised actuarial mortality assumptions. The expected return from existing business, which reflects the unwinding of the long-term discount rate applied to the expected cash flows from the Group's portfolio of in-force business, decreased by GBP34 million, or 11 per cent, to GBP273 million. This reduction reflects the lower value of in-force business at the beginning of the year, caused by the effect of lower stockmarkets on annual management charges.

LLOYDS TSB GROUP



Insurance and Investments (continued)



Life, pensions and unit trusts (continued)



The Group has, along with other companies in the life assurance industry, been reviewing the past sales of certain endowment based and long-term savings products. As a result the Group has made a provision of GBP165 million to cover its liability for redress to policyholders in respect of past sales made, primarily in the late 1980s and early 1990s, by the Abbey Life salesforce prior to its disposal by the Group in February 2000. The adequacy of the provision for redress to past purchasers of pension policies has been reviewed as lower stockmarket levels have increased the expected remaining cost of redress. The Group has made a final provision for this purpose of GBP40 million. The Group is also carrying out, in conjunction with the regulator, an investigation into the appropriateness of sales of a stockmarket related investment product, the Extra Income & Growth Plan. This investigation is expected to be completed during 2003, when the Group will be in a position to estimate the financial effect.

LLOYDS TSB GROUP



Insurance and Investments (continued)



General Insurance



                                                                                              2002            2001
                                                                                              GBPm            GBPm
Premium income from underwriting
Creditor                                                                                       107             110
Home                                                                                           350             281
Health                                                                                          44              45
Re-insurance premiums                                                                          (15)             (8)
                                                                                               486             428
Commissions from insurance broking
Creditor                                                                                       426             323
Home                                                                                            44              41
Health                                                                                          17              22
Other                                                                                          160             142
                                                                                               647             528

Profit before tax*                                                                             754             651
*excluding investment variance




Profit before tax, excluding investment variance, from our general insurance operations, comprising both underwriting and broking activities, rose by GBP103 million, or 16 per cent, to GBP754 million.



Total income increased to a record GBP1.1 billion. Premium income from underwriting increased by GBP58 million, or 14 per cent, largely as a result of higher home insurance income which increased by 25 per cent. Commissions from insurance broking increased by GBP119 million, or 23 per cent, largely as a result of higher levels of creditor insurance.



New business sales of 2.8 million products were 6 per cent higher than last year with home, creditor and motor business all growing strongly, particularly through direct channels (direct mail, telephone, affinity and internet) where sales grew by 11 per cent. Overall income from creditor insurance increased by 23 per cent, reflecting higher personal sector loan and credit card volumes and an improved personal lending penetration rate. Home insurance income increased by 22 per cent, with sales volumes increasing by 7 per cent to 1.2 million policies.



Claims were GBP55 million, or 32 per cent, higher at GBP229 million than in 2001. The overall claims ratio of 46 per cent was higher than in 2001 (40 per cent) largely as a result of increased property claims which reflected a 26 per cent growth in the home underwritten portfolio, and higher weather and flood related insurance claims.



As a leading distributor of general insurance products, Lloyds TSB now has over 9 million policies in force and we estimate that the Group is a UK market leader in the distribution of home and creditor insurance.

LLOYDS TSB GROUP



Wholesale Markets

(banking, treasury, large value lease finance, long-term agricultural finance, share registration, venture capital, and other related services for major UK and multinational companies, banks and financial institutions, and medium-sized UK businesses; and Lloyds TSB Asset Finance)



                                                                                              2002            2001
                                                                                              GBPm            GBPm
Net interest income                                                                          1,158           1,096
Other income                                                                                   975             863
Total income                                                                                 2,133           1,959
Operating expenses                                                                           1,139             937
Trading surplus                                                                                994           1,022
Provisions for bad and doubtful debts                                                          311             155
Amounts written-off fixed asset investments                                                     57              15
Profit before tax                                                                              626             852

Efficiency ratio                                                                             53.4%           47.8%
Total assets (period-end)                                                                GBP89.1bn       GBP79.4bn
Total risk-weighted assets (period-end)                                                  GBP52.9bn       GBP45.4bn




Wholesale Markets pre-tax profit decreased by GBP226 million, or 27 per cent, to GBP626 million. The acquisitions during the year of First National Vehicle Holdings, Abbey National Vehicle Finance and the Dutton-Forshaw Group had a significant impact on the figures within Wholesale Markets. In 2002 these acquisitions contributed GBP101 million of income, and GBP102 million of operating expenses, including goodwill amortisation of GBP3 million, resulting in a loss before tax of GBP1 million. The acquisitions are expected to achieve substantial synergies in 2003 and beyond.



Net interest income increased by GBP62 million resulting primarily from asset growth. Other income increased by GBP112 million, as an increase in operating lease rentals of GBP111 million, largely as a result of the asset finance acquisitions, and a higher level of insurance commission and corporate banking fees, were offset by a reduction in the realisations of venture capital gains, after record gains in 2001. Operating expenses increased by GBP202 million of which GBP102 million reflected the asset finance acquisitions, and a further GBP33 million reflected an increase in operating lease depreciation.



The charge for provisions for bad and doubtful debts in Wholesale Markets increased by GBP156 million. The charge relating to the Group's corporate lending portfolio increased by GBP145 million largely as a result of provisions against the Group's loans and advances to certain large US corporate customers, which totalled some GBP100 million, and an increase in the provisions charge against the corporate lending portfolio, reflecting weak equity markets and the slowdown in economic activity in the UK. Amounts written-off fixed asset investments increased by GBP42 million, as a result of a GBP21 million write-down relating to operating irregularities on one specific securitisation issue, and portfolio growth related write-downs in the Lloyds TSB Development Capital investment portfolio.

LLOYDS TSB GROUP



Wholesale Markets (continued)



Assets grew by 12 per cent to GBP89 billion, an increase of GBP10 billion. Of this increase, some GBP5 billion resulted from a growth in debt securities, reflecting an increase in the Group's portfolio of asset backed securities, most of which were triple A rated, and GBP2.6 billion from an increase in customer lending. The Group's policy to grow its asset backed securities portfolio is conservative, only targeting high quality tranches of asset backed securities issues, concentrating on mainstream asset classes such as mortgages, credit cards, student loans and retail car loans. The portfolio allows the Group to provide a securitised asset funding service for its corporate clients and to participate in structured deals with a limited number of global financial institutions. The high level of recent growth in the portfolio largely reflects the development of the Group's capability in this market and, having now achieved a meaningful presence in the market, it is not intended that recent rates of portfolio growth will continue into 2003 and beyond.



Our Treasury operations had another good year, however, primarily as a result of less favourable trading conditions, pre-tax profits decreased by 16 per cent to GBP196 million, compared with a record GBP233 million in 2001. The Group's risk-based activity in the derivatives markets continues to remain largely focused on straight cash based products in support of our customers' transactions.



Lloyds TSB Leasing maintained its position as the largest "big ticket" leasing company in the UK and continued to develop its position as an established provider of operating leases within its chosen market sectors. Pre-tax profits were GBP60 million compared to GBP67 million in 2001. At the end of the year, Lloyds TSB Registrars' registration market share of FTSE 100 companies was 57 per cent, and its market leadership in employee share administration services continued to strengthen, having achieved market leadership in the new Share Incentive Plan market. Lower transactional activity, however, led to a reduction in pre-tax profits to GBP48 million, from GBP54 million in 2001.



Lloyds TSB Development Capital achieved record levels of venture capital investment, however, in a difficult market for disposals, realisations of venture capital gains were GBP35 million lower than in 2001. During the year, Lloyds TSB Development Capital was named Private Equity House of the Year for 2001.



Pre-tax profits in Lloyds TSB Asset Finance, which incorporates the Group's asset finance and receivables finance businesses, were GBP86 million, compared with GBP87 million in 2001. Lloyds TSB Commercial Finance and Alex Lawrie Factors continued to expand their customer base, including a new venture in Germany through an agreement with Bertelsmann Finanz. In April 2002 Lloyds TSB Asset Finance acquired First National Vehicle Holdings and Abbey National Vehicle Finance, both previously wholly owned subsidiaries of Abbey National plc, for a provisional cash consideration of GBP47 million. The premium on acquisition was GBP86 million. The businesses have been combined with Lloyds TSB autolease to create the leader in the UK contract hire and fleet management markets. In December 2002, the Group also acquired the Dutton-Forshaw Group, one of the leading motor dealer groups in the UK with 38 franchised dealerships representing 14 manufacturers, for a cash consideration of GBP49 million. Our CarSelect and Cars4Staff initiatives continue to expand rapidly through a range of channels, supplying new and used cars to Group staff, customers, and employees of our corporate customers. Over 5,000 cars were supplied during 2002.

LLOYDS TSB GROUP



International Banking

(banking and financial services overseas in three main areas: The Americas, New Zealand, and Europe and Offshore Banking)



                                                                                              2002            2001
                                                                                              GBPm            GBPm

Net interest income                                                                            745             749
Other income                                                                                   374             345
Total income                                                                                 1,119           1,094
Operating expenses                                                                             578             586
Trading surplus                                                                                541             508
Provisions for bad and doubtful debts                                                          162             183
Amounts written-off fixed asset investments                                                      -               7
                                                                                               379             318
Profit on sale of Lloyds TSB Asset Management S.A.                                               -              39
Profit before tax                                                                              379             357

Efficiency ratio                                                                             51.7%           53.6%
Total assets (period-end)                                                                GBP21.8bn       GBP21.4bn
Total risk-weighted assets (period-end)                                                  GBP14.3bn       GBP13.2bn




International Banking pre-tax profit was GBP22 million, or 6 per cent, higher at GBP379 million compared with 2001, despite a profit in 2001 of GBP39 million from the sale of the Group's Brazilian fund management business.



Net interest income decreased by GBP4 million to GBP745 million as volume growth in New Zealand and Brazil was offset by the impact of adverse exchange rate movements. Other income increased by GBP29 million, or 8 per cent, to GBP374 million, as a result of profits on the sale and leaseback of premises totalling GBP32 million. Operating expenses reduced by GBP8 million as increased local currency costs in New Zealand, which supported higher business volumes, and in Argentina, were more than offset by favourable exchange rate movements. Provisions for bad and doubtful debts were GBP21 million lower, as a result of lower specific provisions in Losango, our consumer finance business in Brazil, largely reflecting exchange rate movements.



Pre-tax profits from The National Bank of New Zealand increased by 32 per cent to GBP218 million as a result of asset growth across all business sectors, growth in the number of personal customers and higher levels of retail deposits and residential mortgages. Our consumer finance business in Brazil, Losango Consumer Finance, performed well, notwithstanding difficult local economic circumstances, and increased pre-tax profits on a local currency basis by 14 per cent. After the impact of adverse exchange rate movements, which were partly hedged, Losango made a pre-tax profit of GBP40 million, compared with GBP43 million in 2001.



The Group's offshore banking operations increased their pre-tax profits by GBP3 million to GBP123 million. In Europe Private Banking, pre-tax profits were GBP24 million, compared to GBP20 million in 2001.

LLOYDS TSB GROUP



International Banking (continued)



Since the October presidential election in Brazil the economic situation has somewhat stabilised. The Group reduced its total exposure to Brazil, net of provisions, to GBP1.9 billion during 2002 (December 2001: GBP3.3 billion), largely from not replacing maturing Government bonds. Economic activity in Brazil has remained reasonably robust, and we believe this relative strength in the local economy, in conjunction with the significant International Monetary Fund support package which the newly elected president and incoming government have indicated they will support, should alleviate current concerns about the Brazilian economy. The economic situation in Argentina continues to be difficult and the outlook is likely to remain uncertain at least until after the new Argentine government takes office during 2003. In 2002 the Group increased its general provision relating to its exposure to Argentina by GBP50 million. The Group's total exposure to Argentina at the end of the year was reduced to some GBP190 million net of provisions and charges, compared to GBP610 million at the end of 2001. The Group has now provided for some 50 per cent of its total exposure to Argentina.



In October 2001, the Group sold its Brazilian fund management and private banking business, including its subsidiary Lloyds TSB Asset Management S.A., to Banco Itau S.A., resulting in a profit on sale of GBP39 million.

LLOYDS TSB GROUP



Central group items

(earnings on surplus capital and the emerging markets debt investment portfolio, central costs and other unallocated items)




                                                                                             2002              2001
                                                                                             GBPm              GBPm

Accrual for payment to Lloyds TSB Foundations                                                (33)              (36)
Other finance income                                                                         165               307
Pension scheme benefit augmentations                                                           -               (82)
Earnings on surplus capital and the emerging markets debt
investment portfolio                                                                           2                63
Abbey National offer costs                                                                     -               (16)
Central costs and other unallocated items                                                    (38)              (51)
                                                                                              96               185




The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly disabled and disadvantaged people, to play a fuller role in society. The Foundations receive 1 per cent of the Group's pre-tax profit, averaged over three years, instead of the dividend on their shareholdings. In 2003 they will receive GBP33 million (2002: GBP36 million) to distribute to charities, making them in aggregate the largest independent grant giving body in the UK.



Other finance income represents income from the expected return on the Group's pension fund assets less the charge for unwinding the discount on the pension fund liabilities. The significant reduction in income in 2002 reflects the combined impact of a reduction in the expected return on lower pension scheme assets as a result of the continuing weakness in global equity markets, and increased pension fund liabilities caused by the expected greater lifespan of pension scheme members.



Earnings on surplus capital and the emerging markets debt investment portfolio largely reflect earnings on capital held at the Group centre, less the funding cost of Scottish Widows, and profits from the Group's investment portfolio of, largely, emerging markets debt securities. During the year the Group accelerated its disposal programme for these investments as a result of concerns over credit and liquidity risks, particularly in Latin America. Given the higher level of disposals the Group has decided to mark the portfolio to market in 2002 and in future reporting periods. This change had no profit impact in 2002. The Group does not expect to achieve similar levels of emerging markets debt portfolio contributions, which in 2002 totalled GBP103 million, in 2003 and beyond.

LLOYDS TSB GROUP



                                    INCOME



Group net interest income



Group net interest income increased by GBP249 million, or 5 per cent, to GBP5,171 million, despite a reduction of GBP290 million caused by a 20 basis point reduction in the net interest margin. Average interest-earning assets increased by 12 per cent to GBP162 billion. The 20 basis points decrease in the overall net interest margin, to 3.20 per cent, reflected a lower contribution from interest-free liabilities, caused by lower average interest rates, the continuing shift in the mix of average interest-earning assets towards high quality, but finer margin, corporate and wholesale lending, and the impact of adverse exchange rate movements on our higher margin Latin American businesses, which led to a 27 basis point reduction in the international net interest margin. The interest spread reduced by 6 basis points.



                                                                                             2002             2001
                                                                                              GBPm            GBPm

Net interest income                                                                          5,171            4,922
Average balances
Short-term liquid assets                                                                     3,514            3,499
Loans and advances                                                                         143,621          132,655
Debt securities                                                                             14,683            8,791
Total interest-earning assets                                                              161,818          144,945
Financed by:
Interest-bearing liabilities                                                               150,203          133,068
Interest-free liabilities                                                                   11,615           11,877

Average rates                                                                                    %                %
Gross yield on interest-earning assets                                                        6.52             7.84
Cost of interest-bearing liabilities                                                          3.58             4.84
Interest spread                                                                               2.94             3.00
Contribution of interest-free liabilities                                                     0.26             0.40
Net interest margin                                                                           3.20             3.40




Note: Payments made under cash gift and discount mortgage schemes are amortised over the early redemption charge period, being a maximum of five years. If these incentives had been fully written off as incurred, group and domestic net interest income would have been GBP55 million higher in 2002 (2001: GBP14 million lower). The deferred element of the expenditure amounting to GBP201 million at 31 December 2002 (31 December 2001: GBP256 million) is included within prepayments and accrued income in the balance sheet.

LLOYDS TSB GROUP



Domestic net interest income



Domestic net interest income increased by GBP223 million, or 5 per cent, to GBP4,425 million, notwithstanding a reduction of GBP226 million caused by a 19 basis point reduction in the net interest margin. This represents 86 per cent of total group net interest income.



Average interest-earning assets increased by GBP13.7 billion, or 11 per cent, to GBP134.9 billion. Average personal lending and mortgage balances grew by GBP6.7 billion and wholesale balances increased by GBP7.2 billion.



The net interest margin decreased by 19 basis points reflecting a reduction in the contribution of interest-free liabilities and the continuing shift in the mix of average interest-earning assets towards high quality, but finer margin, corporate and wholesale lending. In UK Retail Banking and Mortgages there was a 4 basis point decrease in the net interest margin as continued gradual erosion of the mortgage margin was partly offset by a shift in the mix of retail business growth towards personal lending and credit cards. In Wholesale Markets there was an 18 basis point reduction caused by further growth in finer margin corporate lending. The interest spread reduced by only 3 basis points.



                                                                                            2002              2001
                                                                                            GBPm              GBPm

Net interest income                                                                         4,425            4,202

Average balances
Short-term liquid assets                                                                    2,608            1,858
Loans and advances                                                                        123,633          114,992
Debt securities                                                                             8,661            4,394
Total interest-earning assets                                                             134,902          121,244

Financed by:
Interest-bearing liabilities                                                              125,964          111,233
Interest-free liabilities                                                                   8,938           10,011

Average rates                                                                                   %                %
Gross yield on interest-earning assets                                                       6.10             7.38
Cost of interest-bearing liabilities                                                         3.02             4.27
Interest spread                                                                              3.08             3.11
Contribution of interest-free liabilities                                                    0.20             0.36
Net interest margin                                                                          3.28             3.47


LLOYDS TSB GROUP



International net interest income



Net interest income from international operations increased by GBP26 million, or 4 per cent, to GBP746 million. This represents 14 per cent of total group net interest income. Strong volume growth, particularly in New Zealand, was offset by the adverse effect of exchange rate movements.



Average interest-earning assets on a local currency basis increased by 16 per cent but again this was partly offset by the adverse effect of exchange rate movements. The net interest margin reduced by 27 basis points as a result of lower margins in our Latin American businesses. In particular, the effect of adverse exchange rate movements had a significant impact on the contribution to the interest margin from our higher margin businesses in Brazil.



                                                                                              2002             2001
                                                                                              GBPm             GBPm

Net interest income                                                                            746              720

Average balances
Short-term liquid assets                                                                       906            1,641
Loans and advances                                                                          19,988           17,663
Debt securities                                                                              6,022            4,397
Total interest-earning assets                                                               26,916           23,701

Financed by:
Interest-bearing liabilities                                                                24,239           21,835
Interest-free liabilities                                                                    2,677            1,866

Average rates                                                                                    %                %
Gross yield on interest-earning assets                                                        8.63            10.19
Cost of interest-bearing liabilities                                                          6.51             7.76
Interest spread                                                                               2.12             2.43
Contribution of interest-free liabilities                                                     0.65             0.61
Net interest margin                                                                           2.77             3.04


LLOYDS TSB GROUP



Other income



                                                                                             2002            2001
                                                                                             GBPm            GBPm

Fees and commissions receivable:
  UK current account fees                                                                      579             573
  Other UK fees and commissions                                                              1,163           1,220
  Insurance broking                                                                            647             528
  Card services                                                                                414             332
  International fees and commissions                                                           250             269
                                                                                             3,053           2,922
Fees and commissions payable                                                                  (645)           (602)
Dealing profits (before expenses):
  Foreign exchange trading income                                                              173             158
  Securities and other gains                                                                    15              75
                                                                                               188             233
Income from long-term assurance business                                                      (303)            (29)
General insurance premium income                                                               486             428
Other operating income                                                                         763             708
Total other income                                                                           3,542           3,660




Other income decreased by GBP118 million, or 3 per cent, to GBP3,542 million, partly as a result of a GBP38 million reduction in income from the combined effect of changes in economic assumptions and the higher negative investment variance.



Fees and commissions receivable increased by 4 per cent to GBP3,053 million, largely reflecting strong growth in income from insurance broking and card services. Other UK fees and commissions decreased by GBP57 million, or 5 per cent, from GBP1,220 million to GBP1,163 million as a result of a GBP59 million reduction in unit trust and asset management fees, which reflected the impact of the continued fall in the level of stockmarkets during 2002. There was also a GBP20 million increase in fees from large corporate and factoring activity reflecting increased transaction volumes.



Insurance broking commission income increased by GBP119 million, compared with 2001, with continued strong growth in creditor insurance products. Income from credit and debit card services increased by GBP82 million, mainly as a result of higher merchant service charges and fees. UK current account fee income rose by GBP6 million, reversing the downward trend experienced in recent years; a GBP37 million increase in fee income from added value current accounts more than offset a reduction in service charges and unauthorised borrowing and other fees.



Fees and commissions payable increased by GBP43 million against last year as a result of higher reciprocity fees and an increase in package costs relating to a number of products.

LLOYDS TSB GROUP



Other income (continued)



Dealing profits decreased by GBP45 million compared with 2001 as a result of a reduction of GBP60 million in gains from securities trading. Income from long-term assurance business decreased by GBP274 million however, excluding changes in economic assumptions, investment variance and the impact of a GBP135 million increase in provisions for redress to past purchasers of endowment and pension products, it was GBP115 million lower, partly reflecting a reduction of GBP55 million in benefits from experience variances and actuarial assumption changes.



Other operating income increased by GBP55 million to GBP763 million. Increases of GBP25 million in earnings on the sale and restructuring of emerging markets debt investments and GBP111 million in operating lease rentals, largely as a result of the acquisition of First National Vehicle Holdings and Abbey National Vehicle Finance, were partly offset by a GBP35 million reduction in the realisation of venture capital gains by Lloyds TSB Development Capital and a reduction of GBP25 million in profits on the sale and leaseback of premises.

LLOYDS TSB GROUP



                               OPERATING EXPENSES



Operating expenses




                                                                                              2002            2001
                                                                                              GBPm            GBPm

Administrative expenses:
Staff:
  Salaries and profit sharing                                                                1,758           1,776
  National insurance                                                                           134             140
  Pensions                                                                                     318             347
  Restructuring                                                                                105              69
  Other staff costs                                                                            202             221
                                                                                             2,517           2,553
Premises and equipment:
  Rent and rates                                                                               280             261
  Hire of equipment                                                                             18              18
  Repairs and maintenance                                                                      131             115
  Other                                                                                        114             123
                                                                                               543             517
Other expenses:
  Communications and external data processing                                                  446             483
  Advertising and promotion                                                                    147             154
  Professional fees                                                                            113             110
  Other                                                                                        448             409
                                                                                             1,154           1,156
Administrative expenses                                                                      4,214           4,226
Depreciation                                                                                   642             511
Amortisation of goodwill                                                                        59              39
Total operating expenses                                                                     4,915           4,776

Efficiency ratio                                                                             55.4%           53.7%
Efficiency ratio, excluding changes in economic assumptions
and investment variance                                                                      50.3%           49.0%




Total operating  expenses increased by GBP139 million,  or 3 per cent,  compared
with  2001.   Excluding  the  impact  of   acquisitions   and  operating   lease
depreciation, operating expenses were flat.



Administrative expenses decreased by GBP12 million to GBP4,214 million. Staff costs fell by GBP36 million to GBP2,517 million and other expenses decreased by GBP2 million to GBP1,154 million. Depreciation rose by GBP131 million, reflecting an increase of GBP95 million in operating lease depreciation. Goodwill amortisation was GBP20 million higher. The efficiency ratio, excluding changes in economic assumptions and investment variance, was 50.3 per cent, compared to 49.0 per cent in 2001.

LLOYDS TSB GROUP



Efficiency programme



In February 2000 the Group announced the commencement of a substantial medium-term efficiency programme to improve the Group's overall efficiency, to maintain our continuing focus on operating costs and to support increasing levels of investment in the Group's businesses. The efficiency programme has been a major contributing factor to the net reduction in Group staff numbers of 4,191, after adjusting for an additional 2,328 staff following a number of acquisitions, against the targeted net reduction in staff numbers of 3,000 by the end of 2002.



The Group remains committed to strict cost control and, largely as a result of the continuing efficiency initiatives, we expect that the Group's operating expenses in 2003, excluding the impact of acquisitions and operating lease depreciation, will grow by no more than the rate of inflation. This focus on cost control will be continued notwithstanding further significant investment throughout the business in 2003, to support increased business volumes, further improvements in productivity, and increases in investment in mandatory projects. These include projects such as the Universal Banking Service, anti-money laundering financial crimes programmes, and preparation for the forthcoming introduction of the Basel 2 capital accord.

LLOYDS TSB GROUP



Number of employees (full-time equivalent)



Staff numbers decreased by 1,863 to 79,537 during the year, notwithstanding an increase of 2,328 from acquisitions made during the year. Excluding the impact of acquisitions, staff numbers decreased by 4,191. This is significantly in excess of the targeted net reduction of 3,000 staff.



Within UK Retail Banking staff numbers decreased by 3,513 as increases from planned improvements to customer service and a substantial increase in our branch sales activities have been more than offset by reductions of staff numbers in back office operations as part of the Group's efficiency programme. In Wholesale Markets staff numbers increased by 2,151 as a result of the asset finance acquisitions, but reduced by 114 on an underlying basis. In International Banking staff numbers decreased by 466.



                                                                                      31 December         31 December

                                                                                          2002                2001

UK Retail Banking*                                                                       44,184              47,697
Mortgages                                                                                 3,711               3,527
Insurance and Investments                                                                 6,170               6,316
Wholesale Markets                                                                        11,385               9,234
International Banking                                                                    11,788              12,254
Other                                                                                     2,299               2,372
Total number of employees (full-time equivalent)                                         79,537              81,400




*Although the costs of distributing mortgages and insurance through the Lloyds TSB network are allocated to the mortgage and insurance businesses, the number of employees involved in these activities in the network is included under UK Retail Banking.

LLOYDS TSB GROUP



                                CREDIT QUALITY


Charge for bad and doubtful debts



                                                                                               2002            2001
                                                                                               GBPm            GBPm

UK Retail Banking                                                                               564             439
Mortgages                                                                                        (1)            (24)
Wholesale Markets                                                                               311             155
International Banking                                                                           162             183
Central group items                                                                              (7)             (6)
Total charge                                                                                  1,029             747


Specific provisions                                                                             965             736
General provisions                                                                               64              11
Total charge                                                                                  1,029             747

Charge as % of average lending:                                                                   %               %
Domestic                                                                                       0.70            0.54
International                                                                                  1.28            1.10
Total charge                                                                                   0.77            0.62




The total charge for bad and doubtful debts increased to GBP1,029 million from GBP747 million. In UK Retail Banking the provisions charge increased by GBP125 million, from GBP439 million in 2001, to GBP564 million, as a result of volume related asset growth in the personal loan and credit card portfolios and a lower level of recoveries and releases. In Wholesale Markets the provisions charge increased by GBP156 million to GBP311 million from GBP155 million in 2001. Provisions against the Group's exposure to certain large US corporate customers totalled some GBP100 million, and there was also an increase in the provisions charge from the corporate lending portfolio, reflecting weak equity markets and the slowdown in economic activity in the UK. In International Banking provisions decreased by GBP21 million as a result of lower specific provisions in Losango, largely reflecting exchange rate movements. There was also an increase of GBP64 million in the Group's overall general provision reflecting a GBP50 million general provision charge relating to the Group's exposure to Argentina, and a more cautious outlook following the slowdown in economic growth in the UK.



Non-performing loans increased to GBP1,414 million compared with GBP1,222 million in December 2001, largely reflecting higher levels of non-performing lending in the Group's corporate portfolio and general portfolio growth throughout the Group. In UK Retail Banking and Mortgages the overall arrears position remained stable. An improved position in personal lending and mortgages was offset by a slight deterioration in the credit card portfolio, largely reflecting the slowdown in economic growth in the UK. Non-performing lending represented 1.0 per cent of total lending, compared with 1.0 per cent in December 2001. Our lending portfolio remains heavily influenced by our high quality, relatively low risk, mortgage business and, as a result, we remain relatively well positioned to withstand any continued economic slowdown.

LLOYDS TSB GROUP



Movements in provisions for bad and doubtful debts



                                                            2002                                       2001
                                                Specific             General                Specific            General
                                                   GBPm                GBPm                    GBPm                GBPm

At 1 January                                      1,099                 369                   1,069                357
Exchange and other adjustments                      (55)                 (3)                    (15)                 1
Adjustments on acquisition                            -                   3                       -                  -
Advances written off                               (878)                  -                    (885)                 -
Recoveries of advances written off in
previous years                                     203                   -                     194                  -

Charge to profit and loss account:
New and additional provisions                     1,544                  64                   1,310                 64
Releases and recoveries                            (579)                  -                    (574)               (53)
                                                    965                  64                     736                 11
                                                  1,334                 433                   1,099                369
                                                         1,767                                          1,468
Closing provisions as % of lending
(excluding unapplied interest)
Specific:
  Domestic                                        1,016               (0.8%)                    848              (0.8%)
  International                                     318               (1.7%)                    251              (1.5%)
                                                  1,334               (1.0%)                  1,099              (0.9%)
General                                             433               (0.3%)                    369              (0.3%)
Total                                             1,767               (1.3%)                  1,468              (1.2%)




At the end of December 2002 provisions for bad and doubtful debts totalled GBP1,767 million. This represented 1.3 per cent of total lending (December 2001:
1.2 per cent). Non-performing lending increased to GBP1,414 million from GBP1,222 million in December 2001, largely reflecting higher levels of non-performing lending in the Group's corporate portfolio, and general portfolio growth throughout the Group. At the end of the year, total provisions represented over 120 per cent of non-performing loans (December 2001: 120 per cent).

LLOYDS TSB GROUP

                                 CAPITAL RATIOS


Risk asset ratios


                                                                                      31 December         31 December
                                                                                          2002                2001
                                                                                          GBPm                GBPm

Capital

Tier 1                                                                                    9,490               8,408
Tier 2                                                                                    8,846               7,831
                                                                                         18,336              16,239
Supervisory deductions                                                                   (6,588)             (6,752)
Total capital                                                                            11,748               9,487


Risk-weighted assets                                                                      GBPbn               GBPbn
UK Retail Banking                                                                          22.7                19.6
Mortgages                                                                                  31.5                28.7
UK Retail Banking and Mortgages                                                            54.2                48.3
Insurance and Investments                                                                   0.2                 0.2
Wholesale Markets                                                                          52.9                45.4
International Banking                                                                      14.3                13.2
Central group items                                                                         0.8                 0.8
Total risk-weighted assets                                                                122.4               107.9

Risk asset ratios

Total capital                                                                              9.6%                8.8%
Tier 1                                                                                     7.8%                7.8%

Post-tax return on average risk-weighted assets                                           1.61%               2.26%




At the end of December 2002 the risk asset ratios were 9.6 per cent for total capital and 7.8 per cent for tier 1 capital.



During 2002, total capital for regulatory purposes increased by GBP2,261 million to GBP11,748 million. Tier 1 capital increased by GBP1,082 million, mainly from the issue of new tier 1 capital instruments. The total amount of embedded value earnings contained within the Group's tier 1 capital is now some GBP2.2 billion. Tier 2 capital increased by GBP1,015 million and supervisory deductions decreased by GBP164 million, as a result of a decrease in the Group's embedded value to GBP6,228 million, from GBP6,366 million in December 2001.


Risk-weighted assets increased by 13 per cent to GBP122.4 billion and the post-tax return on average risk-weighted assets decreased to 1.61 per cent.

LLOYDS TSB GROUP


                           BALANCE SHEET INFORMATION


Total assets increased by GBP17 billion, or 7 per cent, to GBP253 billion. Loans and advances to customers increased by GBP11.5 billion, or 9 per cent, to GBP134.5 billion. Customer deposits increased by GBP7.2 billion, or 7 per cent, to GBP116.3 billion. This reflects growth of GBP3.0 billion, or 12 per cent, in current account balances and GBP4.3 billion, or 9 per cent, in savings and investment account balances. There was a switch of GBP3.7 billion from non-interest bearing current accounts to interest bearing current accounts to reflect the implementation of the proposed remedies of the Competition Commission's report into the supply of banking services to small and medium size enterprises.


                                                                                     31 December           31 December
                                                                                         2002                  2001
                                                                                         GBPm                  GBPm


Deposits - customer accounts

Sterling:
Non-interest bearing current accounts                                                     2,211               6,008
Interest bearing current accounts                                                        25,640              18,852
Savings and investment accounts                                                          53,223              48,969
Other customer deposits                                                                  16,521              17,682
Total sterling                                                                           97,595              91,511
Currency                                                                                 18,739              17,605
Total deposits - customer accounts                                                      116,334             109,116

Loans and advances to customers

Domestic:
Agriculture, forestry and fishing                                                         2,076               2,074
Manufacturing                                                                             3,373               3,321
Construction                                                                              1,482               1,309
Transport, distribution and hotels                                                        4,696               4,440
Property companies                                                                        4,008               2,907
Financial, business and other services                                                    8,352               8,736
Personal  : mortgages                                                                    62,467              56,578
              : other                                                                    14,931              12,784
Lease financing                                                                           7,285               7,552
Hire purchase                                                                             5,990               5,345
Other                                                                                     3,397               2,992
Total domestic                                                                          118,057             108,038
International:
Latin America                                                                             1,591               2,347
New Zealand                                                                              10,447               8,435
Rest of the world                                                                         6,202               5,651
Total international                                                                      18,240              16,433
                                                                                        136,297             124,471
Provisions for bad and doubtful debts*                                                   (1,766)             (1,466)
Interest held in suspense*                                                                  (57)                (70)
Total loans and advances to customers                                                   134,474             122,935


*figures exclude provisions and interest held in suspense relating to loans and advances to banks

LLOYDS TSB GROUP


                                     NOTES


1.       Accounting policies and presentation


During 2002 the Group has made a number of changes in accounting policy to implement the requirements of new accounting standards and guidelines. Comparative figures have been restated. The effect of these changes in policy, which were all implemented in the first half of the year, on the results for the year and comparative period is set out below.


Urgent Issues Task Force Abstract 33 (UITF 33)

UITF 33 was issued in February 2002 and is effective for accounting periods ending on or after 23 March 2002. Following its implementation the Group has reclassified EUR750 million (GBP482 million) of Perpetual Capital Securities as undated loan capital and the related cost is included within interest expense. Previously these securities were included within minority interests in the balance sheet and the cost was treated as a minority interest deduction.

Financial Reporting Standard 19 (FRS 19) - Deferred Tax

FRS 19 was issued in December 2000 and is effective for accounting periods ending on or after 23 January 2002. Following its implementation, the Group makes full provision for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Previously provision was only made where it was considered that there was a reasonable probability that a liability or asset would crystallise in the foreseeable future. An adjustment has been made increasing shareholders' equity at 31 December 2001 by GBP40 million to reflect the revised policy.


Financial Reporting Standard 17 (FRS 17) - Retirement Benefits

FRS 17 replaces SSAP 24 and UITF 6 as the accounting standard dealing with post-retirement benefits. The Group has decided to implement the requirements of FRS 17 in 2002 to coincide with the triennial full actuarial valuations of the Group's pension schemes and because of the significant impact that implementation has on the Group's reported results.


The new standard requires the Group to include the assets of its defined benefit schemes on its balance sheet together with the related liability to make benefit payments. The profit and loss account includes a charge in respect of the cost of accruing benefits for active employees, any benefit improvements and the cost of severances borne by the schemes; the expected return on the schemes' assets is included within other income less a charge in respect of the unwinding of the discount applied to the schemes' liabilities. Under SSAP 24 the profit and loss account included a charge in respect of the cost of accruing benefits for active employees offset by a credit representing the amortisation of the surplus in the Group's defined benefit schemes; a pension prepayment was included in the Group's balance sheet together with a provision in respect of post-retirement health care obligations. An adjustment has been made reducing shareholders' equity at 31 December 2001 by GBP236 million to reflect the revised policy.

LLOYDS TSB GROUP


1.       Accounting policies and presentation (continued)


Financial Reporting Standard 17 (FRS 17) - Retirement Benefits (continued)

The  amounts  included  in the  Group's  profit  and  loss  account  in 2002 are
reflected  in  other  finance  income  and  administrative   expenses,  and  are
summarised as follows:


        Other finance income                                                              2002              2001
                                                                                          GBPm              GBPm

         Expected return on scheme assets                                                   817               844
         Interest cost of scheme liabilities                                               (652)             (537)
         Other finance income                                                               165               307

         Administrative expenses                                                          2002              2001
                                                                                           GBPm                GBPm
         Defined contribution schemes                                                        25                18
         Defined benefit schemes                                                            293               329
         Pension costs                                                                      318               347



At 31 December 2002 a net pension deficit of GBP2,077 million was included in the Group's balance sheet, based upon actuarial valuations carried out at that date. This reflects a fall in the value of the schemes' assets caused by the significant reduction in equity market values. The valuations were prepared in accordance with the requirements of the accounting standard which seek to place a market value on the schemes' assets and liabilities at a point in time. As a result, these valuations are not indicative of the long-term funding position of the schemes which is assessed in the light of triennial formal actuarial valuations of the schemes. The last formal actuarial valuation of the Group's principal schemes was performed at 30 June 2002 and, whilst these valuations have yet to be finalised, they disclosed that the schemes remained satisfactorily funded although it is probable that it will be necessary to recommence employer's cash contributions shortly. These cash contributions, which are likely to be in the order of GBP150 million in 2003 and GBP300 million in 2004, do not affect the Group's profit and loss account as normal pension costs are already, under FRS 17, included within the Group's operating expenses.


Investment variance

In December 2001, the Association of British Insurers (ABI) published detailed guidance for the preparation of figures using the achieved profits method of accounting which are published as supplementary financial information accompanying the accounts of most listed insurance companies. The ABI guidance recommends the use of unsmoothed fund values to calculate the value of in-force business. To improve the comparability of the results of the Group's insurance operations with the supplementary financial information published by listed insurers the Group has changed the basis of its embedded value calculations to use unsmoothed fund values; previously the effect of investment fluctuations had been amortised in the profit and loss account over a two year period. An adjustment has been made reducing shareholders' equity at 31 December 2001 by GBP208 million to reflect the revised policy.

LLOYDS TSB GROUP



The following tables show the impact of the changes in accounting policies:


                                                                            2002
                                                                                           Investment        Total
                                               UITF 33         FRS 19         FRS 17        Variance       Adjustment
                                                  GBPm           GBPm           GBPm            GBPm             GBPm

Net interest income                              (31)                                                        (31)
Other finance income                                                           165                           165
Other income                                                                                 (104)          (104)
Total income                                     (31)                          165           (104)            30
Operating expenses                                                             323                           323
Trading surplus                                  (31)                         (158)          (104)          (293)
Provisions/claims
Joint ventures
Profit before tax                                (31)                         (158)          (104)          (293)
Tax                                                             (29)           (47)           (31)          (107)
Profit after tax                                 (31)            29           (111)           (73)          (186)
Minority interests                               (31)                                                        (31)
Attributable profit                                -             29           (111)           (73)          (155)




                                                                            2001
                             Original                                                    Investment      Restated
                              Results        UITF 33         FRS 19         FRS 17        Variance        Results
                                 GBPm           GBPm           GBPm           GBPm            GBPm           GBPm

Net interest income            4,944            (22)                                                      4,922
Other finance income               -                                          307                           307
Other income                   3,882                                                        (222)         3,660
Total income                   8,826            (22)                          307           (222)         8,889
Operating expenses             4,324                                          452                         4,776
Trading surplus                4,502            (22)                         (145)          (222)         4,113
Provisions/claims                981                                                                        981
Joint ventures                   (10)                                                                       (10)
Profit on sale of
business                          39                                                                         39
Profit before tax              3,550            (22)                         (145)          (222)         3,161
Tax                              971                            14            (43)           (67)           875
Profit after tax               2,579            (22)           (14)          (102)          (155)         2,286
Minority interests                79            (22)                                                         57
Attributable profit            2,500              -            (14)          (102)          (155)         2,229




Consequential adjustments have been made to the balance sheet to reflect these changes in accounting policy.

LLOYDS TSB GROUP



1.       Accounting policies and presentation (continued)



The prior year adjustment in respect of these changes can be summarised as follows;


                                                                                           Actuarial
                                                                                            losses
                                                                                         recognised in
                                                                                             post-
                                                                                           retirement
                                                         Adjustment to     Impact on        benefit      Adjustment to
                                                         shareholders'    attributable    schemes for    shareholders'
                                                              funds at     profit for year  year ended        funds at
                                                                ended
                                                           1 January       31December     31 December     31 December
                                                             2001            2001              2001           2001
                                                             GBPm            GBPm              GBPm           GBPm

         FRS 19 Deferred tax                                      54             (14)              -              40
         FRS 17 Retirement benefits                            1,876            (102)         (2,010)           (236)
         ABI guidance                                            (53)           (155)              -            (208)
         Total                                                 1,877            (271)         (2,010)           (404)




2.       Economic profit


In pursuit of our aim to maximise shareholder value, we use a system of value based management as a framework to identify and measure value in order to help us make better business decisions. Accounting profit is of limited use as a measure of value creation and performance as it ignores the cost of the equity capital that has to be invested to generate the profit. We choose economic profit as a measure of performance because it captures both growth in investment and return. Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. Our calculation of economic profit uses average equity for the year and is based on a cost of equity of 9 per cent (2001: 9 per cent).



Economic profit instils a rigorous financial discipline in determining investment decisions throughout the Group. It enables us to evaluate alternative strategies objectively, with a clear understanding of the value created by each strategy, and then to select the strategy which creates the greatest value.


                                                                                          2002              2001
                                                                                          GBPm              GBPm

         Average shareholders' equity                                                    10,672            12,338

         Profit attributable to shareholders                                              1,781             2,229
         Less: notional charge                                                             (960)           (1,110)
         Economic profit                                                                    821             1,119



The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity.

LLOYDS TSB GROUP


3.       Earnings per share


                                                                                          2002              2001
         Basic

         Profit attributable to shareholders                                           GBP1,781m         GBP2,229m
         Weighted average number of ordinary shares in issue                              5,570m            5,533m
         Earnings per share                                                                32.0p             40.3p

         Fully diluted

         Profit attributable to shareholders                                           GBP1,781m         GBP2,229m
         Weighted average number of ordinary shares in issue                              5,597m            5,583m
         Earnings per share                                                                31.8p             39.9p




4.       Tax


The effective rate of tax was 29.3 per cent (2001: 27.7 per cent). The lower effective rate of tax, compared with the standard tax rate of 30 per cent, is largely due to tax relief on payments to the QUEST to satisfy Save As You Earn options, non taxable gains on disposals of properties sheltered by capital losses, and tier one capital interest payments, partly offset by a higher effective rate of tax in the Group's life and pensions businesses in 2002.



5.       Investment variance


In accordance with generally accepted accounting practice in the UK, it is the Group's accounting policy to carry the investments comprising the reserves held by its life companies at market value. The reserves held to support the with-profits business of Scottish Widows are substantial and changes in market values will result in significant volatility in the Group's embedded value earnings, which are beyond the control of management. Consequently, in order to provide a clearer representation of the underlying performance, the results of the life and pensions business are separately analysed to include investment earnings calculated using longer-term investment rates of return, and annual management charges based on unsmoothed fund values. This investment variance represents the difference between the actual investment return in the year on investments backing shareholder funds and the expected return based upon the economic assumptions made at the beginning of the year, and the effect of these fluctuations on the value of in-force business. The effects of other changes in economic circumstances beyond the control of management are also reflected in the investment variance.


The longer-term rates of return for the period are consistent with those used by the Group in the calculation of the embedded value at the beginning of the period, which were 8.00 per cent for equities and 5.25 per cent for gilts. Following changes in economic assumptions made at the end of 2002 (page 49, note
6), the longer-term rates of return for 2003 have been revised to 7.10 per cent for equities and 4.50 per cent for gilts.

LLOYDS TSB GROUP


5.       Investment variance (continued)


Lloyds TSB General Insurance also holds investments to support its underwriting business; these are carried at market value and gains and losses included within dealing profits. Consistent with the approach adopted for the life and pensions business, an operating profit for the general insurance business is calculated including investment earnings normalised using the same long-term rates of return.


During 2002 the FTSE All-Share index fell by 24 per cent and this created an adverse investment variance totalling GBP952 million. This adverse variance should not represent a permanent impairment to the value of the Group's reserves which fluctuate as stockmarket values fluctuate.


6.           Changes in economic assumptions


In accordance with the Association of British Insurers' detailed guidance for the preparation of figures using the achieved profits method of accounting the Group has reviewed the way in which economic assumptions are set for the purposes of the embedded value calculations. The guidance requires that the assumptions should be reviewed at each reporting date. In order to comply with the guidance, and achieve greater comparability with other major insurers, the Group has adopted this approach.


The main economic assumptions have been revised at 31 December 2002 as follows:

                                                                                        2002               2001
                                                                                          %                  %

Risk-adjusted discount rate (net of tax)                                                 7.35               8.50
Return on equities (gross of tax)                                                        7.10               8.00
Return on fixed interest securities (gross of tax)                                       4.50               5.25
Expenses inflation                                                                       3.30               3.00



The revised assumptions have resulted in a net credit to the profit and loss account in 2002 of GBP55 million.

LLOYDS TSB GROUP


7.           Free Asset Ratio


The free asset ratio is a common measure of financial strength in the UK for long-term insurance businesses. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of the liabilities. It is derived from annual insurance returns which are due to be completed in March 2003, and have yet to be finalised. However, based on current expectations, at 31 December 2002 the free asset ratio for Scottish Widows plc was an estimated 10.0 per cent, compared with 11.5 per cent at 31 December 2001. This free asset ratio included some GBP400 million allowance for future profits (December 2001: nil). After adjusting for the inclusion of the required regulatory minimum solvency margin within liabilities, the Scottish Widows plc ratio was an estimated 5.5 per cent at 31 December 2002, compared with 6.6 per cent at 31 December 2001.


8.       Income and expenses reconciliations


To facilitate comparison of results, certain key financial information and commentaries have been considered excluding changes in economic assumptions, investment variance, pension and endowment provisions, the impact of investment returns on the Group's pension scheme assets, operating lease depreciation, and the impact of acquisitions. Reconciliations are detailed below.



                                                                                        2002               2001
                                                                                        GBPm               GBPm

Income, excluding changes in economic assumptions,
investment variance, pension and endowment provisions,
the impact of investment returns on the Group's pension scheme assets, operating lease depreciation and the impact
of acquisitions                                                                         9,484              9,314
Changes in economic assumptions                                                            55                  -
Investment variance                                                                      (952)              (859)
Pension and endowment provisions                                                         (205)               (70)
Other finance income                                                                      165                307
Netting of operating lease depreciation                                                   230                197
Acquisitions                                                                              101                  -
Total income                                                                            8,878              8,889

                                                                                        2002               2001
                                                                                        GBPm               GBPm

Expenses, excluding operating lease depreciation and
the impact of acquisitions                                                              4,580              4,579
Netting of operating lease depreciation                                                   230                197
Acquisitions                                                                              105                  -
Total operating expenses                                                                4,915              4,776


LLOYDS TSB GROUP


9.       Dividend


A final dividend for 2002 of 23.5p per share (2001: 23.5p), will be paid on 7 May 2003, making a total for the year of 34.2p (2001: 33.7p), an increase of 1.5 per cent.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Shareholders who have not joined the plan and wish to do so may obtain an application form from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone 0870 6003990). Key dates for the payment of the dividend are:

Shares quoted ex-dividend.  Shares purchased before this date        26 February
                            qualify for the dividend

Record date.  Shareholders on the register on this date are          28 February
              entitled to the dividend

Final date for joining or leaving the dividend reinvestment plan         9 April

Final dividend paid                                                        7 May


10.     Other information


The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2002 were approved by the directors on 13 February 2003 and will be delivered to the registrar of companies following publication on 8 March 2003. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.


Results for the half-year to 30 June 2003 will be announced on 1 August 2003.

LLOYDS TSB GROUP

                                    CONTACTS

                    For further information please contact:-

                                 Philip Hampton
                             Group Finance Director
                              Lloyds TSB Group plc
                                 020 7356 1436
                   E-mail: philip.hampton@ltsb-finance.co.uk


                                 Michael Oliver
                         Director of Investor Relations
                              Lloyds TSB Group plc
                                 020 7356 2167
                   E-mail: michael.oliver@ltsb-finance.co.uk


                                Terrence Collis
                   Director of Group Corporate Communications
                              Lloyds TSB Group plc
                                 020 7356 2078
                    E-mail: terrence.collis@lloydstsb.co.uk



Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 71 Lombard Street, London EC3P 3BS (from 28 March, 2003: 25 Gresham Street, London, EC2V 7HN). The full news release can also be found on the Group's website - www.lloydstsb.com.


Information about the Group's role in the community and copies of the Group's code of business conduct and its environmental report may be obtained by writing to Public Affairs, Lloyds TSB Group plc, 71 Lombard Street, London, EC3P 3BS (from 28 March, 2003: 25 Gresham Street, London, EC2V 7HN). This information is also available on the Group's website.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     14 February 2003